Exhibit 99.1

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

As OF JUNE 30, 2020 AND DECEMBER 31, 2019

(EXPRESSED IN US DOLLARS)

	June 30, 2020	December 31, 2019*
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$15,916,743	$2,756,490
Restricted cash	5,773	25,016
Accounts receivable, net	5,163,159	1,233,038
Interest receivable	103,785	-
Prepayments and advances to suppliers, net	1,371,230	171,027
Other receivables, net	4,061,751	101,111
Loan to third parties - current portion	6,239,266	2,434,715
Due from Hebron HK	9,199,014	9,201,432
Short-term investment	1,427,085	-
Prepaid expenses and other current assets	60,497	8,064
Assets to be divested - current	29,593,848	36,985,779
TOTAL CURRENT ASSETS	73,142,151	52,916,672

NON-CURRENT ASSETS
Property and equipment, net	652,075	287,057
Intangible assets, net	3,863,269	4,189,350
Operating lease right-of-use assets, net	1,673,007	502,670
Loans to third parties - long-term portion	3,113,898	2,872,820
Equity investments	493,394	500,715
Goodwill	23,283,990	11,074,864
Deferred tax assets, net	19,748	20,040
Assets to be divested – non-current	18,600,560	21,636,501
TOTAL NON-CURRENT ASSETS	51,699,941	41,084,017
TOTAL ASSETS	$124,842,092	$94,000,689

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$566,832	$224,045
Accrued expenses and other current liabilities	2,987,286	674,169
Operating lease liabilities - current	853,237	138,133
Advances from customer	824,071	28,728
Taxes payable	1,532,435	138,157
Due to related parties - current	997,819	7,759,443
Consideration for acquisition	25,477,346	-
Liabilities to be divested - current	28,826,594	28,472,022
TOTAL CURRENT LIABILITIES	62,065,620	37,434,697

Operating lease liabilities – non-current	826,319	368,019
Deferred tax liabilities	709,190	805,826
Liabilities to be divested – non-current	1,355,689	1,456,634
TOTAL LIABILITIES	64,956,818	40,065,176

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 and 40,000,000 shares authorized, 18,992,403 and 17,710,471 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively.	18,992	17,710
Additional paid-in capital	41,143,042	28,369,076
Retained earnings	21,326,570	27,472,766
Accumulated other comprehensive loss	(2,593,523)	(1,914,232)
COMMON SHAREHOLDERS’ EQUITY	59,895,081	53,945,320
Non-controlling interests	(9,807)	(9,807)
TOTAL SHAREHOLDERS’ EQUITY	59,885,274	53,935,513
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$124,842,092	$94,000,689

*The amounts have been reclassified to conform with the Company’s decision to classify Hebron HK as assets and liabilities to be divested.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019

REVENUE
SME financing solutions	$13,259,133	$-
Supply chain solutions	193,783	-
Other financing solutions	21,120	-
TOTAL REVENUE	13,474,036	-

COST OF REVENUE AND RELATED TAX
Cost of revenue	(5,266,144)	-
Business and sales related tax	(68,391)	-
GROSS PROFIT	8,139,501	-

OPERATING EXPENSES
Selling expenses	450,426	15,281
General and administrative expenses	3,357,386	336,387
Research and development expenses	59,496	-
Total operating expenses	3,867,308	351,668
INCOME (LOSS) FROM OPERATIONS	4,272,193	(351,668)

OTHER INCOME (EXPENSE)
Interest and investment income	180,513	-
Other income (expense), net	2,941	(657)
Total other income (expense), net	183,454	(657)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	4,455,647	(352,325)

PROVISION FOR INCOME TAXES	307,354	-
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$4,148,293	$(352,325)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	(10,294,489)	(325,026)
NET INCOME(LOSS)	$(6,146,196)	$(677,351)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(679,291)	53,784

TOTAL COMPREHENSIVE (LOSS)	$(6,825,487)	$(623,567)

Basic and diluted income (loss) per common share
Income per share from continuing operations	$0.23	$(0.02)
Loss per share from discontinued operations	(0.57)	(0.02)
Total	$(0.34)	$(0.04)

Weighted average number of shares outstanding
Basic and diluted	18,167,603	16,269,577

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND UBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,146,196)	$(677,351)
Net loss from discontinued operations	(10,294,489)	(325,026)
Net income (loss) from continued operations	4,148,293	(352,325)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	622,812	-
Stock-based compensation	860,457	-
Loss (income) from investments	(114,930)	-
Deferred tax expense (benefit)	(85,246)	-
Changes in operating assets and liabilities:
Accounts receivable	(40,711)	-
Prepaid expenses and other current assets	(3,742,853)	-
Accounts payable	347,340	-
Advance from customers	797,100	-
Taxes payable	231,784	-
Operating lease liabilities	(141,625)	-
Accrued expenses and other current liabilities	(511,492)	-
Net Cash Provided by (Used in) Operating Activities from Continuing Operations	2,370,929	(352,325)
Net Cash (Used in) Operating Activities from Discontinued Operations	(510,306)	(209,040)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,860,623	(561,365)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(25,768)	-
Purchase of intangible asset	(22,713)	-
Acquisition of cash in connection with acquisition of Nami	5,062,170	-
Repayments from loans to third parties	1,706,351	-
Payments made for loans to third parties	(284,392)	-
Net cash provided from investing activities from continuing operations	6,435,648	-
Net cash (used in) investing activities from discontinued operations	-	(12,429)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	6,435,648	(12,429)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment made to related party	(6,678,943)	-
Proceeds from private placement	6,503,378	-
Capital contribution by majority shareholder	4,550,000	-
Net cash provided from investing activities from continuing operations	4,374,435
Net cash (used in) investing activities from discontinued operations	-	(404,751)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,374,435	(404,751)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(40,002)	27
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,630,704	(978,518)
Cash and cash equivalent and restricted cash from continuing operations - Beginning	2,781,506	631
Cash and cash equivalent and restricted cash from discontinued operations - Beginning	696,157	3,071,612
CASH AND CASH EQUIVALENT AND RESTRICTED CASH-BEGINNING	3,477,663	3,072,243

Cash and cash equivalent and restricted cash from continuing operations - Ending	15,922,516	93
Cash and cash equivalent and restricted cash from discontinued operations - Ending	185,851	2,093,632
CASH AND CASH EQUIVALENT AND RESTRICTED CASH-ENDING	$16,108,367	$2,093,725

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$13,972	$-
Cash paid for interest	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Financing for acquisition of Nami	$25,477,346	$-
Accrued lease liabilities	$1,679,556	-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATION ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalent	$15,916,743	$93
Restricted cash	5,773	-
Total cash, cash equivalents and restricted cash	$15,922,516	$93

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